SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) No. 02.558.074/0001-73 State Registration Number (NIRE) 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL SHAREHOLDERS MEETING HELD ON MAY 21, 2010

1.         DATE, TIME, AND PLACE: May 21, 2010, at 2:00 p.m., at Av. Roque Petroni Junior, 1464, 6th floor, B side, City of São Paulo, State of São Paulo.

2.         PRESIDING OFFICERS: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo Pacheco de Oliveira - Secretary.

3.         CONVENING OF THE MEETING: the meeting was convened with the attendance of the undersigned Directors, having a quorum according to the Bylaws.

4.         AGENDA: (i) authorization of the change of the date of the Special Shareholders Meeting that shall resolve on the Merger of Telemig Celular S.A. into the Company and (ii) authorization of publication of the re-ratification of the Call Notice for such Shareholders Meeting.

5.         RESOLUTIONS:

The Directors, after analysis and discussion, unanimously approved the following without exceptions:

5.1. to authorize the change of the date of the Special Shareholders Meeting that shall resolve on the Merger of Telemig Celular S.A. into the Company, from May 28, 2010 to June 1, 2010 at 2:00 p.m.

5.2. to authorize the publication by the Executive Board of the re-ratification of the Call Notice in order to reflect such change and ratify all other terms not expressly changed by these minutes;

There being no further business to be transacted, the meeting was adjourned, and these minutes were drawn up.  After being read, they were approved and signed by the Directors and by the Secretary, and were recorded in the proper book.

SIGNATURES: Luis Miguel Gilpérez López - Chairman of the Board of Directors; Shakhaf Wine - Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; Carlos Manuel Mendes Fidalgo Moreira da Cruz; José Guimarães Monforte and Antonio Gonçalves de Oliveira – Directors, and Breno Rodrigo Pacheco de Oliveira – Secretary.

This certificate is a true copy of the minutes of the special meeting of the Board of Directors, held on May 21, 2010, drawn up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - Brazilian Bar Association/Rio Grande do Sul Chapter OAB/RS No. 45,479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.